Delisting Determination,The Nasdaq Stock Market, LLC, February 27, 2018, NextDecade Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of NextDecade Corporation
(the Company), effective at the opening of the trading session on March 9, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on September 7, 2017.
The Company appealed the determination
to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
November 3, 2017, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rule
IM-5101-2. The Company met the exception milestones for its common stock, however, the Company was unable to meet the exception milestones for the warrant.
On February 20, 2018, the Panel issued a final compliance determination for the common stock and notified the Company that trading in the Companys warrant would be suspended on February 22, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on February 22, 2018.